EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

July 12, 2016	Trading Symbols: TSX Venture – CLH OTC.BB – CLHRF Berlin and Frankfurt – GV8

PROXY ADVISORY FIRMS RECOMMEND THAT SHAREHOLDERS OF CORAL GOLD
VOTE FOR THE SALE OF THE ROBERTSON PROPERTY

Coral Gold Resources Ltd. (CLH: TSX.V, the "Company" or "Coral"): is pleased to announce that two leading, independent third party proxy advisory firms that analyze and provide voting recommendations to institutional investors Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis"), have each recommended that shareholders approve the proposed purchase and sale agreement with Barrick Cortez Inc. ("Barrick"), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, (the "Agreement").

Recommendation to Coral Shareholders

Leading independent proxy advisory firms, ISS and Glass Lewis, have recommended that shareholders of Coral vote FOR the Agreement. Specifically, ISS confirms that the transaction "makes strategic sense, as it enables the company to realize value for some of the assets. Due to the significant premium, positive market reaction, potential for long term participation in the development of the properties, improved balance sheet of the company..., shareholder approval of this resolution is warranted."

Annual General and Special Meeting

The Annual General and Special Meeting of the shareholders of Coral Gold is scheduled to be held at 11AM (PDT) on Friday, July 22, 2016 at The Metropolitan Hotel, Vancouver Room, 645 Howe Street, Vancouver, BC, V6C 2Y9.

Shareholders are encouraged to review the management information circular of Coral dated June 21, 2016, which provides a detailed discussion of the Transaction. A copy of the Circular and related documents have been mailed to Coral shareholders and holders of Coral options. Copies of the Circular and related documents can be obtained via SEDAR (www.sedar.com), or by contacting Laurel Hill Advisory Group toll-free at 1-877-452-7184 or at 416-304-0211 or by email at assistance@laurelhill.com.

The Board Unanimously Recommends that Shareholders vote "FOR" the Agreement prior to the proxy voting deadline of Wednesday, July 20, 2016 at 11:00 a.m. (Vancouver time).

1

How to Vote

Voting Method	Registered Shareholders If your shares are held in your name and represented by a physical certificate	Beneficial Shareholders If your shares are held with a broker, bank or other intermediary
Internet	www.investorvote.com You will need your 15-digit control number located on your form of proxy. You may also obtain your control number from Computershare at 1-800-564-6253.	www.proxyvote.com You will need your 12-digit control number located on your voting instruction form. You may also obtain your control number from your broker.
Facsimile	1-866-249-7775 416-263-9524 (outside North America)	Complete, date and sign the voting instruction form and fax it to the number listed therein.
Telephone	1-866-732-8683 You will need your 15-digit control number located on your form of proxy. You may also obtain your control number from Computershare at 1-800-564-6253.	Call the toll-free telephone number listed on your voting instruction form and vote using the 12 digit control number provided therein. You may also obtain your control number from your broker.
Mail	Complete, date and sign the proxy and return to, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1	Complete, date and sign the voting instruction form and return it in the enclosed postage paid envelope.

Security holder Questions

If you have any questions about the information contained in the Circular or require assistance with voting your shares, please contact the Company's Proxy Solicitor, Laurel Hill Advisory Group, toll-free at 1-877-452-7184 or at 416-304-0211 or by email at assistance@laurelhill.com.

2

About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada, including the flagship Robertson Property.

On Behalf of the Board

"David Wolfin"

________________________________

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

3